Exhibit 18.1

October 28, 2004

Mr. Robert T. McDowell

Executive Vice President and Chief Financial Officer

Education Management Corporation

210 Sixth Avenue

33rd Floor

Pittsburgh, PA 15222-2603

Dear Mr. McDowell:

Note 1 of Notes to the September 30, 2004 Financial Statements of Education Management Corporation (the “Company” or “EDMC”) included in its Form 10-Q for the three-month period ended September 30, 2004 describes a change in the method of accounting for advertising and admissions costs during interim periods. Effective July 1, 2004 the Company elected to expense advertising costs during interim reporting periods on an “as incurred basis”. Prior to July 1, 2004, the Company allocated a portion of forecasted annual advertising and admissions expense during interim periods based primarily upon starting student body (“SSB”), which is one of the primary determinants of revenues.

Management of the Company has advised us that they believe that the change to expensing advertising and admissions costs as incurred during interim periods is to a preferable method in the Company’s circumstances for the following reasons:

Expensing advertising and admissions costs as incurred eliminates the uncertainty inherent in the estimation process. The assumption that an advertising or admission dollar incurred in the first quarter directly benefits future admission has been diminished by the following factors:

•	Seasonality related to the Company’s revenues has declined in recent years.

•	The Company’s student population is more consistent from quarter to quarter. This is due in part to acquisitions and programmatic diversification.

•

A significantly larger percentage of the EDMC’s students are in bachelor’s and post-bachelor’s programs today as compared to when the Company became a public registrant in 1996. At that time, EDMC’s schools primarily offered associate degree programs (generally two years in length). The short length of the programs and drop rates of 30-40% led to significant turnover in EDMC’s “customers.” As such, advertising expenditures would have been expected to have had a greater influence on SSB (and revenue) quarter to quarter. Thus, allocation of a portion of the expense was more supportable because a future benefit was more clearly evident. With the majority of EDMC’s current students in longer academic programs, the student population has

Mr. Robert T. McDowell	October 28, 2004 Page 2

considerably less variability and therefore using SSB to allocate costs begins to lose its relevance.

•	When the Company first adopted the advertising expense allocation policy, their academic and financial calendars (quarters) corresponded with one another. Over the years EDMC has added schools and programs with different academic periods, such as semesters which span or cross over calendar quarters. Additionally, one of the Company’s most recent significant acquisitions, AEC (18 campuses), offers year-round monthly starts and its students tend to enroll in classes more evenly throughout the fiscal year.

•	The Company expects that the second quarter will continue to represent more than 25% of the total SSB and revenue in a given fiscal year due to fewer students attending classes during the summer months. However, the percentage change from the second quarter to the fourth quarter has been less dramatic when comparing fiscal 1996 to the fiscal 2005 plan as the Company’s business has become less seasonal and enrollments have begun to stabilize during the last three quarters of the fiscal year. This is attributable to most of the previously noted factors.

Revising the Company’s policy to expense as incurred removes the uncertainty associated with the allocation process. Additionally, the advocated change would make the Company’s policy consistent on an interim basis with the annual approach prescribed by SOP 93-7.

Management of the Company, therefore, believes that the change is to a more objective method based upon its current circumstances.

There are no authoritative criteria for determining a “preferable” method of accounting for advertising and admissions costs during interim period based upon the Company’s circumstances; however, we conclude that the change in method of accounting is to an acceptable alternative method, which, based on the business judgment of the Company’s management to make this change for the reasons cited above, is preferable under the Company’s circumstances. We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of any financial statements of the Company as of any date or for any period subsequent to June 30, 2004 and therefore we do not express any opinion on any financial statements of the Education Management Corporation subsequent to that date.

Very truly yours,

/s/    Ernst & Young LLP

Pittsburgh, Pennsylvania